SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT _____)*

                              COMMUNICATE.COM INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   20343G 10 8
                                ----------------
                                 (CUSIP Number)

                   FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET,
                    SUITE 300, DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 10, 2001
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ___ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 20343G 10 8                                                PAGE 2 OF 5


                                  SCHEDULE 13D

---------------------- ---------------------------------------------------------------------------------------------

          1            NAMES OF REPORTING PERSONS DAVID SIDOO

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

---------------------- ---------------------------------------------------------------------------------------------


          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [   ]
                       (See Instructions)                                                     (b) [ X ]
---------------------- ---------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- ---------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS (See Instructions)
                        WC

---------------------- ---------------------------------------------------------------------------------------------

          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEMS 2(d) OR 2(e)                                                           [ ]
---------------------- ---------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       CANADA

---------------------- ---------------------------------------------------------------------------------------------

  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   10,075,766
 BY EACH REPORTING
    PERSON WITH

                       ------------------------------ --------------------------------------------------------------

                                     8                SHARED VOTING POWER
                                                      -
                       ------------------------------ --------------------------------------------------------------

                                     9                SOLE DISPOSITIVE POWER
                                                      10,075,766

                       ------------------------------ --------------------------------------------------------------

                                    10                SHARED DISPOSITIVE POWER
                                                      -
---------------------- ------------------------------ --------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       10,075,766

---------------------- ---------------------------------------------------------------------------------------------

         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                       SHARES (See Instructions)
                                                                                                       [    ]
---------------------- ---------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       41.65                  %
---------------------- ---------------------------------------------------------------------------------------------

         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN

---------------------- ---------------------------------------------------------------------------------------------

               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 20343G 10 8                                                PAGE 3 OF 5


ITEM. 1  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of Communicate.com (the "Issuer"). The Issuer's principal executive offices are located at 1300 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed on behalf of Mr. David Sidoo.

Mr. Sidoo beneficially owns shares of the Issuer's common stock through Siden Capital Corp. ("Siden Capital"), a private company wholly owned by Mr. Sidoo. In addition, Siden Investments Ltd., a company wholly-owned by Mr. Sidoo, holds a warrant to acquire 10,000,000 common shares, expiring October 31, 2004.

Mr. Sidoo is a citizen and resident of Canada. Mr. Sidoo's business address is 1729 Acadia Road, Vancouver, BC, V6T 1R2.

Since October 1999, Mr. Sidoo has been an independent financial advisor; prior thereto, he was an investment broker with Yorkton Securities Inc.

During the past five years Mr. Sidoo has not been convicted in any criminal proceeding.

During the past five years Mr. Sidoo has not been party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

There have been no acquisitions or dispositions of Communicate.com common shares made by Mr. Sidoo, within the last 60 days.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) Mr. Sidoo is holding his shares of the Issuer (including shares held by Siden Capital) for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares.

Mr. Sidoo does not have any other present plans or proposals which relate to or would result in:

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;
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CUSIP NO. 20343G 10 8                                                PAGE 4 OF 5

(h) causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)  any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Sidoo will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of October 31, 2001, Mr. Sidoo owned beneficially 10,075,766 (41.65%) of the Issuer's common shares. Mr. Sidoo's beneficial ownership includes 75,766 shares of the Issuer's common stock held by Siden Capital. Mr. Sidoo's beneficial ownership also includes warrants to purchase 10,000,000 of the Issuer's common stock held by Siden Investments Ltd.

(b) Mr. Sidoo has the sole power to vote and to dispose of 10,075,766 of the Issuer's common shares.

(c) During the prior 60 days, Mr. Sidoo did not have any transactions in the shares of the Issuer, other than as described above in Item 3.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held in Siden Capital and Mr. Sidoo's name.

(e) Mr. Sidoo continues to be the beneficial owner of more than five percent of the outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On October 10, 2001, the Company and its subsidiary, Communicate.com Inc. entered into a loan transaction with Siden Investments Ltd. ("Siden") pursuant to which the Company and its subsidiary borrowed an aggregate of US$150,000. The borrowed funds will be used to pay outstanding debt and lease obligations and for general working capital. In conjunction with the borrowing, the Company granted warrants to Siden to purchase up to 10,000,000 shares of its common stock at an exercise price of $0.02 per share. The exercise price of the share purchase warrants was determined by discounting the weighted average closing price of the Company's common shares for the month of October. Siden Capital Corp., an affiliate of Siden, holds 75,766 shares of common stock of the Company. The terms of the warrant were finalized on October 31, 2001.


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CUSIP NO. 20343G 10 8                                                PAGE 5 OF 5


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 6, 2001                   By:
      ------------------------                 ---------------------------------
                                                David Sidoo